Exhibit (12)

PITNEY BOWES INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (1)

(Dollars in thousands)	Three Months Ended March 31,

	2009	2008

Income from continuing operations before income taxes	$178,449	$203,280

Add:
Interest expense	52,203	61,767
Portion of rents representative of the interest factor	9,833	11,045
Amortization of capitalized interest	429	429

Income as adjusted	$240,914	$276,521

Fixed charges:
Interest expense	$52,203	$61,767
Portion of rents representative of the interest factor	9,833	11,045

Noncontrolling interests (Preferred stock dividends of subsidiaries), excluding taxes	7,589	7,635

Total fixed charges	$69,625	$80,447

Ratio of earnings to fixed charges	3.46	3.44

(1)

The computation of the ratio of earnings to fixed charges has been computed by dividing income from continuing operations before income taxes as adjusted by fixed charges. Included in fixed charges is one-third of rental expense as the representative portion of interest.

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